Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have completed a public offering of the securities described herein in the United States pursuant to our shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on September 25, 2019.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the prospectus dated April 8, 2021 issued by Trip.com Group Limited (the “Company”)

Trip.com Group Limited

攜程集團有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

STABILIZING ACTIONS AND

END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on May 13, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

J.P. Morgan Securities (Asia Pacific) Limited, as Stabilization Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)

over-allocations of an aggregate of 4,745,300 Shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)	the borrowing of an aggregate of 4,745,300 Shares from Baidu Holdings Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)

the full exercise of the Over-allotment Option by the Joint Representatives, on behalf of themselves and the International Underwriters, on April 21, 2021, in respect of an aggregate of 4,745,300 Shares, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Baidu Holdings Limited of the borrowed Shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

For further details of the exercise of the Over-allotment Option, please refer to the announcement of the Company dated April 21, 2021.

By order of the Board

Trip.com Group Limited

James Jianzhang Liang

Executive Chairman of the Board

Hong Kong, May 13, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, Mr. Robin Yanhong Li and Mr. Dou Shen as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

2